FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2011

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated July 06, 2011: Two New One-Year Fixtures for Excel Maritime Carriers.

Exhibit 1

Two New One-Year Fixtures for Excel Maritime Carriers

ATHENS, GREECE – 6 July 2011

Today Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced it has entered into period charter fixtures for yet another two vessels in its Kamsarmax/ Panamax fleet.

Namely, the Company has agreed the employment of M/V Iron Vassilis, a 2006 built Kamsarmax with 82,257 dwt carrying capacity at a gross daily rate $14,000, and of M/V Happy Day, a 1997 built Panamax with 71,694 dwt carrying capacity at a gross daily rate of $13,000, for a period of 11 to 14 months with quality European charterers.

The new fixtures elevate the Company’s contracted coverage levels at:

•

78% of its fleet available days now fixed for 2011,

•

44% of its fleet available days now fixed for the next 12 months, and

•

92% and 79% of its Capesize fleet available days fixed for 2011 and 2012 respectively.

Pavlos Kanellopoulos, Chief Financial Officer of the Company, commented: “We are pleased to have fixed another two of our vessels into long term time charters with good quality charterers and increase further our cash flow visibility for 2011 and 2012.”

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 41 vessels, among which a Capesize vessel through a majority joint venture and, together with seven Panamax vessels under bareboat charters, operates a total of 48 vessels (7 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 4 Handymax vessels) with a total carrying capacity of over 4.1 million DWT. Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel: (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia &

Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: July 06, 2011

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer